EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to (i) the inclusion in Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2011 and (ii) the incorporation by reference in Pretium Resources Inc.’s registration statement on Form F-10 (File No. 333-179726) of our Auditor’s Report dated March 6, 2012 relating to the Pretium Resources Inc.’s Consolidated Financial Statements as at December 31, 2011 and December 31, 2010 and for the year ended December 31, 2011 and the period from the date of incorporation on October 22, 2010 to December 31, 2010.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

March 12, 2012